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July 25, 2008

BY EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Colombia Goldfields Ltd.
Registration Statement on Form S-1
File No. 333-151926
Filed June 25, 2008

Colombia Goldfields Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2008
File No. 0-51013

Dear Ms. Parker:

On behalf of our client, Colombia Goldfields Ltd. ("the Company"), we hereby acknowledge receipt of the comment letter dated July 16, 2008 (the "Comment Letter") from the staff (the "Staff") of the Securities and Exchange Commission concerning the above referenced Registration Statement on Form S-1 and Preliminary Proxy Statement on Schedule 14A.

On behalf of the Company, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses. The Company is filing today, by way of EDGAR, the amended Registration Statement on Form S-1 together with this response letter.

______________________

ABU DHABI | BEIJING | BRUSSELS | DÜSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK
MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS. COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Form S-1

General

1.

We note that there are outstanding comments on your Preliminary Proxy Statement on Schedule 14A filed June 5, 2008. We will not be in a position to accelerate the effectiveness of your registration statement until those comments are resolved.

Response: The comment is noted and the Company will work with the Staff to resolve any comments in connection with its Preliminary Proxy Statement on Schedule 14A.

2.

We note that you are attempting to incorporate by reference certain information required by Form S-1. However, as a penny stock issuer you are not eligible to use incorporation by reference. See Instruction VII.D.1.(c) of Form S-1. Please provide all of the information required by Form S-1.

Response: The comment is noted and the Company has revised the disclosure in its Registration Statement on Form S-1 accordingly.

3.

We note that you are attempting to register:

(a) 11,167,000 shares of common stock which are issuable upon the exercise of common share purchase warrants, which common share purchase warrants are underlying units, which units are underlying special warrants;
(b) 11,948,690 shares of common stock underlying broker warrants, which broker warrants are underlying special broker warrants; and
(c) 1,753,219 shares of common stock underlying warrants which may be received upon a registration default.

In the above scenarios, please tell us whether, either now or at the time of effectiveness of the registration statement:
(a) the common share purchase warrants are or will be outstanding;
(b) the broker warrants are or will be outstanding; and
(c) the warrants which may be received upon a registration default are or will be outstanding.

Please note that we permit the registration for resale of securities where only one layer of the convertible/exercisable securities is not yet outstanding, such as the registration of not-yet-outstanding common stock underlying outstanding warrants. We do not, however, permit registration for resale where more than one layer is not outstanding, such as the registration of not-yet-outstanding common stock underlying not-yet-outstanding warrants. Please advise.

Response: As discussed in our phone call, each special warrant is exercisable into one share of common stock and one common share purchase warrant, which together were referred to in the offering documents as a "unit". The unit should not be considered a security in its own right, but is instead merely a term used to refer to the share of common stock and the purchase warrant to be issued upon the exercise of each special warrant. The common stock and the purchase warrants are immediately separable. The Company has revised the disclosure in its Registration Statement on Form S-1 and its Amended Preliminary Proxy Statement on Schedule 14A to clarify that the special warrants are exercisable directly into shares of common stock and purchase warrants.

The special warrants may be exercised at any time at the holder’s option and will exercise automatically, in each case for no additional consideration, on the earlier of (a) the third business day after the date that a receipt is issued by the Ontario Securities Commission for the final prospectus qualifying the distribution of the securities to be issued upon the exercise of the special warrants, and (b) October 19, 2008. The sole purpose for employing the special warrant mechanism (as opposed to simply issuing shares of common stock and purchase warrants in the private placement) was to enable the securities issuable upon exercise of the special warrants to be freely tradeable in Canada, as Canadian counsel to the Company advises that Canadian securities laws do not permit previously issued securities to be qualified for resale by a prospectus. By issuing special warrants in the private placement, the Company is able to subsequently file a Canadian prospectus making the common stock, purchase warrants and common stock issuable upon exercise of the purchase warrants freely tradable under Canadian securities laws. Holders of special warrants make their investment decision regarding the underlying common stock and purchase warrants at the time of purchasing the special warrants. Exercise of the special warrants does not involve any separate investment decision by the holders, and the conditions for the automatic exercise are entirely outside of such holders’ control. The special warrants represent solely the right to receive the underlying common stock and purchase warrants and do not expose the holders to any additional economic risk or benefit.

The reasoning outlined above applies analogously to the special broker warrants. Like the special warrants, the special broker warrants are exercisable at any time at the holder’s option and will exercise automatically, in each case for no additional consideration, upon the occurrence of the events specified above. In addition, the special broker warrant mechanism was employed solely to enable the underlying broker warrants and common stock issuable upon exercise of the broker warrants to be freely tradable in Canada.

The Company has agreed to issue additional shares of common stock and purchase warrants in the event it fails to meet its obligations under registration rights agreements entered into with the holders and agents. The references to "additional units" in this context do not refer to another layer of securities, but rather refer to one share of common stock and one purchase warrant. The Company has revised the disclosure in its Registration Statement on Form S-1 and its Amended Preliminary Proxy Statement on Schedule 14A to clarify the structure.

4.

We further note that the issuance of the common stock underlying the broker warrants that are underlying the special broker warrants are subject to approval by the company’s shareholders. Please tell us when the private issuance of these securities will close vis-à-vis the effectiveness of the registration statement. Refer to Telephone Interpretation 3S of the Securities Act Section of the March 1999 Supplement to the Manual of Publicly Available Telephone Interpretations, available at sec.gov.

Response: 781,690 special broker warrants were issued to the agents on June 18, 2008 upon the closing of the special warrant private placement. The special broker warrants are exercisable into broker warrants at the option of the holder at any time and exercise automatically, in each case for no additional consideration, on the earlier of (a) the third business day after the date that a receipt is issued by the Ontario Securities Commission for the final prospectus qualifying the distribution of the broker warrants to be issued upon the exercise of the special broker warrants, and (b) October 19, 2008. However, the broker warrants, by their terms, are not exercisable until the shareholders of the Company have approved the issuance of the shares of common stock underlying the broker warrants. The private issuance of the special broker warrants closed on June 18, 2008 and the special broker warrants will exercise automatically into broker warrants as described above without any further action on the part of holders, but the broker warrants will not be exercisable into common shares until shareholder approval is received. The issuance of the broker warrants is subject only to the conditions set forth above, each of which is beyond the agents’ control and the agents have no ability to cause such conditions not to be satisfied.

5.

We note that while you are registering common stock underlying many different types of warrants, you do not include such information on the cover page of the prospectus. Please revise to include such information.

Response: The comment is noted and the Company has revised the cover page of its Registration Statement on Form S-1 accordingly.

Selling Securityholders, page 17

6.

Please disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If you determine that the selling shareholder is a registered broker-dealer, please revise your disclosure to indicate that such selling shareholder is an underwriter, unless such selling shareholder received its securities as compensation for investment banking services. If the selling shareholder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling shareholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling shareholder is an underwriter.

Response: Two of the selling securityholders, Thomas Weisel Partners Canada Inc. ("Thomas Weisel") and TD Asset Management Inc. ("TD"), are affiliates of a registered broker-dealer. Each of Thomas Weisel and TD have advised that they acquired the securities in the private placement in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. We have revised the disclosure in the footnotes to the table under the heading "Selling Securityholders" in our Registration Statement on Form S-1 to provide this information.

Preliminary Proxy Statement on Schedule 14A

7.

We note your proposed revisions set forth in a letter dated July 7, 2008 in response to our letter dated June 27, 2008. Please file an amendment to the Schedule 14A reflecting your revisions. We will need sufficient time to review these changes.

Response: The Company filed its Amended Preliminary Proxy Statement on Schedule 14A on July 21, 2008.

______________________

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.

Sincerely,

/s/ Christopher J. Cummings

Christopher J. Cummings

cc:	Sean Donahue
Securities and Exchange Commission
J. Randall Martin
Thomas Lough
James Kopperson
Colombia Goldfields Ltd.
Lonnie Kirsh
Kutkevicius Kirsh, LLP
Shane Smyth
Shearman & Sterling LLP